Filed Pursuant To Rule 433
Registration No. 333-139016
February 21, 2008

Total Assets	Gold Price per oz
US$ 913.00
Ounces: 25,193,367	EUR 621.72
Tonnes: 783.60	GBP465.20
Value: US$22,852 million	AUD 1,006.50
ZAR 6,988.10

* Total Assets is all products listed to the left as at 15 Feb 15:00 GMT	* Prices as at 15 Feb 15:00 GMT

Trading Codes

NYSE ARCA—US$

NYSE Arca Code: GLD

ISIN: US8633071043

Bloomberg: GLD

<Equity>

SGX—US$

SGX Code: GLD 10US$

ISIN: US8633071043

Bloomberg: GLD SP

<Equity>

LSE—US$

LSE Code: GBS

ISIN: GB00B00FHZ82

Bloomberg: GBS LN

<Equity>

LSE—GBp

LSE Code: GBSS

ISIN: GB00B00FHZ82

Bloomberg: GBSS LN

<Equity>

Euronext — €

Euronext Code: GBS

ISIN: GB00B00FHZ82

Bloomberg: GBS PA

<Equity>

Borsa Italiana — €

Borsa Italiana Code: GBS

ISIN: GB00B00FHZ82

Bloomberg: GBS IM

<Equity>

Deutsche Börse — €

Code: GG9B

ISIN: DE000AOLP781

Bloomberg: LYXGOLD GY

<Equity>

ASX—A$ Code: GOLD ISIN: AU00000GOLD7 Bloomberg: GOLD AU <Equity>	Highlights
		•	Gold’s bull market in major currencies continues
		•	LBMA survey bullish for gold during 2008
JSE—ZAR Code: GLD ISIN: ZAE000060067 Bloomberg: GLD SJ <Equity>		•	Exchange Traded Gold assets reach US$ 22.8 billion

Flight to safety & stagflation fears boost gold in all currencies

The vast majority of market participants believe that gold will pass $1,000 an ounce with ease this year.

The forecasts from a London Bullion Market Association survey show, however, that only a tiny minority believe that the price will average above $1,000/Oz. While 58% of the 24 analysts and traders polled contend that gold will reach $1,000/Oz, some 42% maintain that the price will average between $801 and $850/Oz and a third between $851 and $950/Oz.

The most bullish analyst, Ross Norman of the Bulliondesk.com, predicts that gold could reach $1250 as investment demand and inflation fears drive it forward. Only three fundamental analysts and traders believe that a move to $1,000/Oz will lead to prices of $1100/Oz or more. Technical analysts maintain however, that round numbers have considerable significance. A decisive break through a major round number such as $1,000/Oz, could well cause momentum to drive the price significantly above that level.

Table 1: Market sentiment monitor. Source London Bullion Market Association

Highest price for the year	$900 to $950	$951 to $999	$1000 to $1100	$1100 to $1200	$1200 to $1300
Percentage of respondents	17%	25%	46%	8%	4%
Percentage of respondents	4%	8%	46%	25%	17%
Lowest price for the year	$650	$651 to $700	$701 to $750	$751 to $800	$801 to $850
Percentage of respondents	4%	29%	21%	33%	13%
Average price for year	$750	$751 to $800	$801 to $850	$851 to $950	$951 to $1050
Percentage of respondents	4%	13%	42%	33%	8%

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The importance of the gold price passing $1,000/Oz is that it no longer reflects the views of gold bugs who predict apocalypses, but instead those of main stream analysts and economists. Analysts note that the prime reason why the spot gold price has soared 40 per cent from around $650/Oz, only seven months ago, is the US Federal Reserve and European central banks have pumped money into the system to counter a credit contraction. Worried investors bought gold as a safe haven on fears that banks would collapse and that the increase in liquidity and lower interest rates would lead to inflation. The surge in oil prices accentuated those fears. Geo-political concerns are also a constant worry. Gold has not only soared in US Dollars but in Euros, Sterling and other currencies.

Given the volatility of the market there are bound to be corrections, especially if the pump priming of the Fed and impending tax cuts of the Bush Administration fail to ward off the credit crunch and recession. Due to this, the $950 to $1,000/Oz level is a significant price barrier to overcome and if it isn’t, there could be a period of consolidation and sideways trading. Only one participant contends that the lowest price per ounce will be at $650/Oz. That was the level seen around July last year, prior to the latest bull run. The precious metals executive, Bob Takai of Sumitomo Corporation, is expecting a range of $650 to $1,000/Oz, believing it unlikely that gold will penetrate the decisive round number. A base level for investors is vitally important and half of respondents contend that the lows this year could be between $651 and $750/oz an ounce. This base is far higher than previous years and it will be interesting to see if jewellers and other physical buyers bite the gold bullet and accept much more expensive prices.

At the beginning of 2007 the vast majority of analysts and dealers did not conceive the extent of the gold bull market, even though they were mostly optimistic. While the spot price is currently trading at $913/Oz, having exceeded $930/Oz, only two out of 29 precious metals participants who were surveyed in 2007 believed that the price could reach the 1980 top of $850/Oz. Similarly at the beginning of 2006, only one out of 25 forecasters expected the price to reach $700/Oz. The peak that year was $731/Oz. Understandably there is therefore a lot of guess work involved. Technical analysts, who follow momentum, are generally more bullish than fundamentalists who fret about declining physical demand at higher levels. Forecasts are also influenced by recent price trends. Thus with gold trading in the $900 to $950/Oz range, a price of $1,000/Oz is an easy target for the bulls.

Gold’s bull market in major currencies

The highlight in the latest stage of the six year gold bull market is that gold has soared in all currencies.

This trend began in late June of last year, after the collapse of two Bear Stearns hedge funds, managing investors’ money totalling $1.6 billion and estimated debts of $10 billion to $20 billion. Since then turmoil in the market has worsened despite sizeable US interest rate cuts and US and European central banks loosening monetary strings. Global investors are not only fretting about the implosion of the US and European credit bubble, but investment bank risk controls in huge derivative markets. Adding to the worries, several large hedge funds have closed down and others have incurred sizeable losses.

It is little wonder that the gold bull market has accelerated, with bullion reaching $937 an ounce in January and the majority of analysts expecting it to top $1,000/Oz at some stage this year (see feature article). The performance of gold in a variety of currencies can be seen in the table below. Since June last year, the amount of gold held in allocated gold accounts on behalf of ETF investors has jumped from around 21 million ounces to 25.2 million ounces. Including other exchange traded gold products, not monitored by this newsletter, the amount of gold held in ETF trust accounts can be estimated at more than 27 million ounces, around 850 tonnes. The flight to gold ETFs also reflects a partial shift from other forms of gold investment as investors seek exposure to a pure low risk gold play.

The gold price has risen fastest in Rands, surging by 49% in the past seven months and by 18% since the end of last year, as local investors have hedged into gold due to further supply constraints brought about by power cuts in the South African mines. Since the beginning of January 2007, the amount of gold held in trust for NewGold, the South African gold ETF, has jumped 178 per cent to 889,000 ounces.

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Besides the flight to safety and the sudden increase of central bank liquidity to counter an insidious credit crunch, a global stock bear market, a potential recession and a surge in both energy and agricultural prices, have raised inflation. The US and Europe in particular are suffering from stagflation, the combination of economic downturn and inflation. The 1970’s is the historical precedent, although inflation then was much higher. But stagflation at the time proved to be a fertile investment climate for gold.

Chart 1:  Gold corrects from peak, but still in upward trend. Source: thebulliondesk.com

Table 2: Gold’s performance in multiple currencies (per ounce)

Currency	Price June 25 2007	Price February 13 2008	Gain
US dollar	651	903	39%
Euro	484	620	28%
Yen	80540	96775	20%
Sterling	326	461	41%
Rand	4658	6953	49%
Australian dollar	767	997	30%
Indian Rupee	26593	35785	35%

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Contact details

StreetTRACKS Gold Shares	Gold Bullion Securities
NYInfo@exchangetradedgold.com	AUInfo@exchangetradedgold.com

Lyxor Gold Bullion Securities	NewGold Gold Bullion Debentures
LNInfo@exchangetradedgold.com	ZAInfo@exchangetradedgold.com

Editor
Neil Behrmann
ED@exchangetradedgold.com

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